Tuesday 27th July 2010

National Grid plc (‘the Company’)

AGM poll results

Yesterday, 26th July 2010, the Company held its 2010 Annual General Meeting (“AGM”).

The results of the AGM resolutions, all decided by way of poll, are set out below:

		For (% of	Against (% of
Resolution	Details	shares voted)	shares voted)
1	To receive the Annual Report and Accounts	99.76	0.24
2	To declare a final dividend	99.96	0.04
3	To re-elect Sir John Parker	96.53	3.47
4	To re-elect Steve Holliday	99.2	0.8
5	To re-elect Ken Harvey	98.0	2.0
6	To re-elect Steve Lucas	99.21	0.79
7	To re-elect Stephen Pettit	99.49	0.51
8	To re-elect Nick Winser	99.23	0.77
9	To re-elect George Rose	90.4	9.6
10	To re-elect Tom King	99.22	0.78
11	To re-elect Maria Richter	99.32	0.68
12	To re-elect John Allan	99.09	0.91
13	To re-elect Linda Adamany	99.54	0.46
14	To re-elect Mark Fairbairn	99.23	0.77
15	To re-elect Philip Aiken	99.38	0.62
16	To reappoint the auditors, PricewaterhouseCoopers LLP	99.65	0.35
17	To authorise the Directors to set the auditors’ remuneration	99.7	0.3
18	To approve the Directors’ Remuneration Report	97.53	2.47
19	To authorise the Directors to issue shares	92.71	7.29
20*	To disapply pre-emption rights	94.88	5.12
21*	To authorise the Company to purchase its own ordinary shares	99.78	0.22
22*	Notice of General Meetings	93.66	6.34

• Special resolution

As required by the FSA Listing Rules, two copies of AGM resolutions 18-22 will shortly be available for inspection at the Document Viewing Facility, UK Listing Authority, Financial Services Authority, 25 North Colonnade, Canary Wharf, London E14 5HS.

The complete poll results and details of proxy votes lodged before the meeting will be available shortly on the Company’s website www.nationalgrid.com.